UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

LONG-E INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

54265M108
(CUSIP Number)

Shenzhen Chefu Industrial Development Co., Ltd.
c/o Long-e International, Inc.
C-6F, Huhan Chuangxin Block, Keyuan Road
Hi-Tech Industry Zone, Shenzhen, 518000
Guangdong, China
86-755-3396-5188
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(Copy to)
Shoshannah D. Katz, Esq.
Kirkpatrick & Lockhart Preston Gates Ellis LLP
10100 Santa Monica Blvd., 7th Floor
Los Angeles, CA 90067
Telephone (310) 552-5000 Facsimile (310) 552-5001

January 8, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ❑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54265M108
1. Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Shenzhen Chefu Industrial Development Co., Ltd.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (A) ❑ (B) ❑
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ❑
6. Citizenship or Place of Organization: People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power	3,533,300
	8. Shared Voting Power	0
	9. Sole Dispositive Power	3,533,300
	10. Shared Dispositive Power	0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,533,300
12. Check if the Aggregate Amount In Row 11 Excludes Certain Shares (See Instructions) ❑
13. Percent of Class Represented by Amount in Row 11 11.2% (1)
14. Type of Reporting Person (See Instructions) CO

(1)    Based on 31,509,714 shares of Common Stock outstanding as of December 29, 2006.

CUSIP No. 54265M108

Item 1. Security and Issuer

This Schedule 13D (the "Schedule") relates to the common stock, $0.001 par value ("Common Stock") of Long-e International, Inc. (the “Issuer”). The principal executive offices of the Issuer are presently located at C-6F, Huhan Chuangxin Block, Keyuan Road, Hi-Tech Industry Zone, Shenzhen, 518000, Guangdong, China.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed on behalf of Shenzhen Chefu Industrial Development Co., Ltd. (“Reporting Person”), a shareholder of the Issuer.

(b)	The Reporting Person’s principal office is located at __________________________________.

(c)	The Reporting Person is a shareholder of the Issuer, and its principal business is ______________________________________________.

(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration

On November 30, 2006, the Issuer (formerly Inncardio, Inc.) entered into a Share Exchange Agreement (the “Agreement”) with Long-e International Group Co., Ltd. (“LIG”) and all of LIG’s shareholders. Pursuant to the Agreement, the Issuer issued 20,606,200 shares of its common stock to LIG’s shareholders and/or their designees in exchange for 100% of the issued and outstanding equity interests of LIG (the “Share Exchange”). The Reporting Person received 3,533,300 shares as a result of the Share Exchange, which closed on December 29, 2006.

Item 4. Purpose of Transaction

As described in Item 3, above, the purpose of the transactions resulting in the Reporting Person holding outstanding shares of the Issuer was to provide consideration for the Agreement and to complete the Share Exchange.

Except as set forth in this Schedule, the Reporting Person does not have any present plans or proposals with respect to the Issuer or the securities of the Issuer that relate to or would result in any of the actions required to be described in Items 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)
The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person may be found in rows 11 and 13 of the Cover Pages contained herein, which hereby are incorporated by reference.

(b)	The power that the Reporting Person has relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages contained herein, which hereby are incorporated by reference.

(c)
All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3 and Item 4 contained herein, which is hereby incorporated by reference.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2007

Shenzhen Chefu Industrial Development Co., Ltd.

/s/ Xu Rujiang
Name: Xu Rujiang
Title: Chairman of the Board

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)